SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.___
Post-Effective Amendment No.    2

and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO.    5
__________________

Greenwich Street Municipal Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)
388 Greenwich Street
New York, New York 10013
(Address of Principal Executive Offices)
(212) 723-9218
(Registrant's Telephone Number, including Area Code)
Christina T. Sydor, Secretary
Greenwich Street Municipal Fund Inc.
388 Greenwich Street
New York, New York 10013
(Name and Address of Agent for Service)
_____________________

Copies to:
Burton M.Leibert, Esq.
Willkie Farr & Gallagher
One Citicorp Center
153 East 53rd Street
New York, New York 10022
_______________

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-
58610).

It is proposed that this fiing will become effective:

[X] when declared effective pursuant to section 8(c).

Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

GREENWICH STREET MUNICIPAL FUND INC.

Form N-2
Cross Reference Sheet

Part A

Item No.	Prospectus Caption

1. Outside Front Cover	Outside Front Cover of
Prospectus

2. Inside Front and Outside Back Cover Page	Inside Front and
Outside Back Cover Page of
Prospectus

3. Fee Table and Synopsis	Prospectus Summary; Fund
Expenses

4. Financial Highlights	Financial Highlights

5. Plan of Distribution	Prospectus Summary; The
Offering; Stock Purchases and
Tenders.

6. Selling Shareholders	Not Applicable

7. Use of Proceeds	Use of Proceeds

8. General Description of the Registrant	Prospectus Summary; The
Fund; Investment Objectives
and Policies; Description of
Common Stock; Share Price
Data; Net Asset Value; Certain
Provisions of of the Articles
of Incorporation; Appendix.

9. Management	Management of the Fund;
Description of Common Stock;
Custodian and Transfer Agent

10. Capital Stock, Long-Term Debt,
and Other Securities	Taxation; Dividend
Reinvestment Plan; Dividends
and Distributions; Description
of Common Stock; Share Price
Data

11. Defaults and Arrears on Senior Securities	Not Applicable

12. Legal Proceedings	Not Applicable

13. Table of Contents of the Statement
of Additional Information	Further Information

Part B
Statement of Additional Information

Item No.	Information Caption

14. Cover Page	Cover Page

15. Table of Contents	Cover Page

16. General Information and History	The Fund; Description of
Common Stock (see Prospectus)

17. Investment Objective and Policies	Investment Objective and
Policies; Investment
Restrictions

18. Management	Management of the Fund;
Directors and Executive
Officers of the Fund

19. Control Persons and Principal Holders of
Securities	Not Applicable

20. Investment Advisory and Other Services	Management of the
Fund

21. Brokerage Allocation and Other Practices	Fund Transactions

22. Tax Status	Taxes; Taxation (see
Prospectus)

23. Financial Statements	Financial Statements

PART A


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Prospectus                                                   September 26, 1997
--------------------------------------------------------------------------------

Greenwich Street Municipal Fund Inc.
388 Greenwich Street
New York, New York 10013
(800) 451-2010

     Greenwich Street Municipal Fund Inc. (the "Fund") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from Federal income tax as is consistent with the preservation of principal. Under normal conditions, the Fund will, in seeking its investment objective, invest substantially all of its assets in long-term, investment-grade obligations issued by state and local governments, political subdivisions, agencies and public authorities ("Municipal Obligations"). For a discussion of the risks associated with certain of the Fund's investments, see "Investment Objective and Policies."

     The Fund seeks to invest substantially all of its assets in Municipal Obligations and, under normal conditions, at least 80% of the Fund's assets will be invested in Municipal Obligations rated investment grade by Moody's Investors Service Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Fitch Investors Service, Inc. ("Fitch") or another nationally recognized statistical rating agency (that is, no lower than Baa, MIG or Prime-1 by Moody's, BBB, Sp-2 or A-1 by S&P or BBB or F-1 by Fitch). The Fund is intended to operate in such a manner that dividends paid by the Fund may be excluded by the Fund's shareholders from their gross incomes for Federal income tax purposes. See "Investment Objective and Policies" and "Taxation."

     This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for future reference. A Statement of Additional Information dated September 26, 1997 (the "SAI") containing additional information about the Fund has been filed with the Securities and Exchange Commission ("SEC") and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the SAI may be obtained without charge by calling or writing to the Fund at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant.

                                                           (Continued on page 2)

SMITH BARNEY INC.
Distributor

SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Manager and Administrator

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Prospectus (continued)                                       September 26, 1997
--------------------------------------------------------------------------------

     Smith Barney Inc. ("Smith Barney") intends to make a market in the Fund's Common Stock ("Common Stock"), although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney. The shares of Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Fund in a public offering which commenced July 16, 1994, at a price of $12.00 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus.


     All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

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Table of Contents
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Prospectus Summary                                                             4
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Fund Expenses                                                                  7
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Financial Highlights                                                           8
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The Fund                                                                       9
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The Offering                                                                   9
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Use of Proceeds                                                                9
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Investment Objective and Policies                                              9
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Share Price Data                                                              17
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Net Asset Value                                                               17
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Taxation                                                                      18

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Management of the Fund                                                        19
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Dividends and Distribution; Dividend Reinvestment Plan                        21
--------------------------------------------------------------------------------
Description of Common Stock                                                   23

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Certain Provisions of the Articles of Incorporation
and Market Discount                                                           23
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Custodian and Transfer Agent                                                  25
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Experts                                                                       25

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Further Information                                                           25
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Appendix A                                                                   A-1
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================================================================================
      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
================================================================================

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Prospectus Summary
--------------------------------------------------------------------------------

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the SAI. Cross references in this summary are to headings in the Prospectus.

THE FUND The Fund is a non-diversified, closed-end management investment company. See "The Fund."

INVESTMENT OBJECTIVE The Fund seeks as high a level of current income exempt from Federal income tax as is consistent with the preservation of principal. See "Investment Objective and Policies."

TAX-EXEMPT INCOME The Fund is intended to operate in such a manner that dividends paid by the Fund may be excluded by the Fund's shareholders from their gross income for Federal income tax purposes. See "Investment Objective and Policies" and "Taxation."

QUALITY INVESTMENTS The Fund will invest substantially all of its assets in long-term investment-grade Municipal Obligations. At least 80% of the Fund's total assets will be invested in securities rated investment grade by Moody's, S&P, Fitch or another nationally-recognized rating agency (that is, rated no lower than Baa, MIG or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch). Up to 20% of the Fund's total assets may be invested in unrated securities that are deemed by the Fund's investment manager to be of a quality comparable to investment grade. See "Investment Objective and Policies."

THE OFFERING The Common Stock is listed for trading on the New York Stock Exchange, Inc. ("NYSE"). In addition, Smith Barney intends to make a market in the Common Stock. Smith Barney, however, is not obligated to conduct market-making activities and such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney. See "The Offering."

LISTING NYSE

SYMBOL GSI


INVESTMENT MANAGER AND ADMINISTRATOR The Greenwich Street Advisors division of Smith Barney Mutual Funds Management Inc. ("SBMFM"), serves as the Fund's investment manager and administrator (the "Investment Manager" or "Administrator"). The Investment Manager provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). Subject to the supervision and direction of the Fund's Board of Directors, the Investment Manager manages the securities held by the Fund in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs professional fund managers. SBMFM also acts as administrator of the

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

Fund and in that capacity provides certain administrative services, including overseeing the Fund's non-investment operations and its relations with other service providers and providing executive and other officers to the Fund. The Fund pays the Investment Manager a fee for services provided to the Fund that is computed daily and paid monthly at the annual rate of 0.70% of the value of the Fund's average daily net assets. The Fund pays SBMFM a fee for administrative services provided to the Fund that is computed daily and paid monthly at the annual rate of 0.20% of the value of the Fund's average daily net assets. The Fund will bear other expenses and costs in connection with its operation in addition to the costs of investment management services. See "Management of the Fund -- Investment Manager and Administrator."

CUSTODIAN PNCBank, National Association ("PNCBank")serves as the Fund's custodian. See "Custodian and Transfer Agent."

TRANSFER AGENT First Data Investor Services Group, Inc. ("First Data") serves as the Fund's transfer agent, dividend-paying agent and registrar. See "Custodian and Transfer Agent."


DIVIDENDS AND DISTRIBUTIONS The Fund expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Fund's Dividend Reinvestment Plan, unless a shareholder elects to receive cash. See "Dividends and Distributions; Dividend Reinvestment Plan."


RISK FACTORS AND SPECIAL CONSIDERATIONS Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the Fund. As a result, the market price of the Fund's shares may be greater or less than the net asset value. Since the commencement of the Fund's operations, the Fund's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

     Some closed-end companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value. The Fund's Board of Directors has seen no reason to adopt any of the steps, which some other closed-end funds have used to address the discount. In addition, the experience of many closed-end funds suggests that the effect of many of these steps (other than open-

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the Fund's shares to trade at a price equal to their net asset value.

     The Fund will not purchase securities that are rated lower than Baa by Moody's or BBB by S&P or Fitch at the time of purchase. Although obligations rated Baa by Moody's or BBB by S&P or Fitch are considered to be investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

     The Fund may invest up to 20% of its total assets in unrated securities that the Investment Manager determines to be of comparable quality to the securities rated investment grade in which the Fund may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist; this lack of markets may affect the Fund's ability to sell these securities when the Investment Manager deems it appropriate. The Fund has the right to invest without limitation in state and local obligations that are "private activity bonds," the income from which may be taxable as a specific preference item for purposes of the Federal alternative minimum tax (the "AMT"). Thus, the Fund may not be a suitable investment for investors who are subject to the AMT. See "Investment Objective and Policies" and "Taxation."

     Certain of the instruments held by the Fund, and certain of the investment techniques that the Fund may employ, might expose the Fund to special risks. The instruments presenting the Fund with risks are municipal leases, zero coupon securities, custodial receipts, municipal obligation components, floating and variable rate demand notes and bonds, and participation interests. Entering into securities transactions on a when-issued or delayed-delivery basis, entering into repurchase agreements, lending Fund securities and engaging in financial futures and options transactions are investment techniques involving risks to the Fund. As a non-diversified fund within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk than a diversified fund with respect to its holdings of securities. See "Investment Objective and Policies -- Risk Factors and Special Considerations."

     The combined annual rate of fees paid by the Fund for advisory and administrative services, 0.90% of the value of the Fund's average daily net assets, is higher than the rates for similar services paid by other publicly offered, closed-end management investment companies that have investment objectives and policies similar to those of the Fund. The Fund will bear, in addition to the costs of advisory and administrative services, other expenses and costs in connection with its operation. See "Management of the Fund."

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See "Certain Provisions of the Articles of Incorporation and Market Discount."

--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------

The following tables are intended to assist investors in understanding the various costs and expenses associated with investing in the Fund.

--------------------------------------------------------------------------------
Annual Expenses
      (as a percentage of net assets attributable to Common Stock)
      Management Fees..................................................    0.90%
      Other Expenses*..................................................    0.13%
--------------------------------------------------------------------------------
Total Annual Operating Expenses........................................    1.03%
================================================================================

* "Other Expenses," as shown above, are based upon amounts of expenses for the fiscal year ended May 31, 1997.

     EXAMPLE

     The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the table above.

     An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:

              One Year         Three Years      Five Years         Ten Years
--------------------------------------------------------------------------------
                 $11               $33              $57              $126
--------------------------------------------------------------------------------

     While the example assumes a 5% annual return, the Fund's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Fund's Dividend Reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividends and Distributions; Dividend Reinvestment Plan." This example should not be considered a representation of future expenses of the Fund and actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

The following information for the two years ended March 31, 1997 has been audited by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears in the Fund's annual report dated May 31, 1997. The following information for the fiscal period ended May 31, 1995 has been audited by other independent auditors. The information set forth below should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report to Shareholders, which is incorporated by reference into this Prospectus.

For a share of capital stock outstanding throughout each year:

For the year ended May 31,                      1997      1996       1995(1)
================================================================================
Net Asset Value, Beginning of Year           $  12.19   $  12.84    $  12.00
--------------------------------------------------------------------------------
Income From Operations:
     Net investment income                       0.66       0.66        0.63
     Net realized and unrealized gain (loss)    (0.26)     (0.42)       0.77
--------------------------------------------------------------------------------
Total Income From Operations                     0.40       0.24        1.40
--------------------------------------------------------------------------------
Offering Costs Charged to Paid-In Capital          --         --       (0.02)
--------------------------------------------------------------------------------
Less Distributions From:
     Net investment income                      (0.66)     (0.66)      (0.54)
     Net realized gains                         (0.34)     (0.23)         --
--------------------------------------------------------------------------------
Total Distributions                             (1.00)     (0.89)      (0.54)
--------------------------------------------------------------------------------
Net Asset Value, End of Year                 $  11.59   $  12.19    $  12.84
--------------------------------------------------------------------------------
Total Return, Based on Market Value              8.97%      5.52%       1.65%++
--------------------------------------------------------------------------------
Total Return, Based on Net Asset Value*          3.61%      2.40%      12.28%++
--------------------------------------------------------------------------------
Net Assets, End of Year (millions)           $    228   $    238    $    251
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
     Expenses                                    1.03%      1.06%       1.05%+
     Net investment income                       5.57       5.17        5.63+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                           115%        42%        115%
--------------------------------------------------------------------------------
Market Value, End of Year                    $ 11.375   $ 11.375    $ 11.625
================================================================================
(1) For the period from June 24, 1994 (commencement of operations) to May 31, 1995.
* The total return assumes the purchase and redemption of shares using the Fund's net asset value rather than the market value. Dividends are reinvested in accordance with the Fund's Dividend Reinvestment Plan.
++ Total return is not annualized, as it may not be representative of the total return for the year.
+     Annualized.

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The Fund
--------------------------------------------------------------------------------

     The Fund is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from Federal income tax as is consistent with the preservation of principal. The Fund, which was incorporated under the laws of the State of Maryland on February 19, 1993, is registered under the 1940 Act and has its principal office at 388 Greenwich Street, New York, New York 10013. The Fund's telephone number is (800) 451-2010.

--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------

     Smith Barney intends to make a market in the Fund's Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of sale.

--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------

     The Fund will not receive any proceeds from the sale of Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objective and Policies
--------------------------------------------------------------------------------

     The Fund's investment objective is to seek as high a level of current income exempt from Federal income taxes as is consistent with the preservation of principal. The Fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding shares. In seeking its objective, the Fund will invest in long-term Municipal Obligations. The Fund will operate subject to a fundamental investment policy providing that, under normal conditions, the Fund will invest at least 80% of its net assets in Municipal Obligations. No assurance can be given that the Fund's investment objective will be achieved.

     The Fund normally invests at least 80% of its net assets in Municipal Obligations rated investment grade, that is, rated no lower than Baa, MIG-3 or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch. Up to 20% of the

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Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

Fund's total assets may be invested in unrated securities that are deemed by the Investment Manager to be of a quality comparable to investment grade. The Fund will not invest in Municipal Obligations that are rated lower than Baa by Moody's or BBB by S&P or Fitch at the time of purchase. A description of the relevant Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Although Municipal Obligations rated Baa by Moody's or BBB by S&P or Fitch are considered to be investment grade, they may be subject to greater risks than other higher-rated investment-grade securities. Municipal Obligations rated Baa by Moody's, for example, are considered medium-grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal Obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal Obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher-rated bonds.

     The Fund is classified as a non-diversified fund under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders. To qualify as a regulated investment company, the Fund will, among other things, limit its investments so that, at the close of each quarter of its taxable year
(1) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

     The Fund generally will not invest more than 25% of its total assets in any industry. Governmental issuers of Municipal Obligations are not considered part of any industry. Municipal Obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the Fund's 25% industry limitation. The Fund may invest more than 25% of its total assets in a broad segment of the Municipal Obligations market if the Investment Manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment. The Fund reserves the right to invest more than 25% of its assets in industrial development bonds ("IDBs") or in issuers located in the same state, although it has no current intention of investing more than 25% of its assets in issuers located in the same state. If the Fund were to invest more than 25% of its total assets in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

     Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations bear fixed, floating and variable rates of interest, and variations exist in the security of Municipal Obligations, both within a particular classification and between classifications. The types of Municipal Obligations in which the Fund may invest are described in Appendix A to this Prospectus.

     The yields on, and values of, Municipal Obligations depend on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from Federal taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Fund nor the Investment Manager will review the procedures relating to the issuance of Municipal Obligations or the basis for opinions of counsel. Issuers of Municipal Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

     Under normal conditions, the Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). In addition, the Fund may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Taxable Investments, upon a determination by the Investment Manager that market conditions warrant such a posture. To the extent the Fund holds Taxable Investments, the Fund may not be fully achieving its investment objective.

     Investment Techniques

     The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income:

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

     When-Issued and Delayed-Delivery Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed-delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not accrue income with respect to a when-issued or delayed-delivery security prior to its stated delivery date. The Fund will establish with PNC Bank a segregated account consisting of cash, U.S. government securities, or debt obligations of any grade in an amount equal to or greater than the amount of the Fund's when-issued and delayed-delivery purchase commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered and are marked to market daily pursuant to guidelines established by the Fund's Directors. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net asset value per share; that is, to the extent that the Fund remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or delayed-delivery basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments.

     Stand-By Commitments. The Fund may acquire "stand-by commitments" with respect to Municipal Obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the Fund's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes.

     Financial Futures and Options Transactions. To hedge against a decline in the value of Municipal Obligations it owns or an increase in the price of Municipal Obligations it proposes to purchase, the Fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the Fund will be restricted to those that are either based on an index of Municipal Obligations or relate to debt securities the prices of which are anticipated by the Investment Manager to correlate with the prices of the Municipal Obligations owned or to be purchased by the Fund. Commodity Futures Trading Commission ("CFTC") regulations applicable to the Fund require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the Fund's net asset value, after taking into account unrealized profits and unrealized losses on such contracts.

     A financial futures contract provides for the future sale by one party and the purchase by another party of a certain amount of a specified property at a specified

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

price, date, time and place. Unlike a direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the financial futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the Fund.

     Lending Securities. The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager unless the Fund applies for and receives specific authority to do so from the SEC. Loans of the Fund's securities, if and when made, may not exceed 331 1/43% of the value of the Fund's total assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account with PNC Bank in an amount equal to the current market value of the loaned securities.

     Repurchase Agreements. The Fund may enter into repurchase agreement transactions with banks which are the issuers of instruments acceptable for purchase by the Fund and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

     Risk Factors and Special Considerations

     Investment in the Fund involves risk factors and special considerations, such as those described below:

     Municipal Obligations. Market rates of interest available with respect to Municipal Obligations generally may be lower than those available with respect to taxable securities, although the differences may be wholly or partially offset by

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

the effects of Federal income tax on income derived from taxable securities. The amount of available information about the financial condition of issuers of Municipal Obligations may be less extensive than that for corporate issuers with publicly traded securities, and the market for Municipal Obligations may be less liquid than the market for corporate debt obligations. Although the Fund's policy will generally be to hold Municipal Obligations until their maturity, the relative illiquidity of some of the Fund's securities may adversely affect the ability of the Fund to dispose of the securities in a timely manner and at a fair price. The market for less liquid securities tends to be more volatile than the market for more liquid securities, and market values of relatively illiquid securities may be more susceptible to change as a result of adverse publicity and investor perceptions than are the market values of more liquid securities. Although the issuer of certain Municipal Obligations may be obligated to redeem the obligations at face value, redemption could result in capital losses to the Fund to the extent that the Municipal Obligations were purchased by the Fund at a premium to face value.

     Although the Municipal Obligations in which the Fund may invest will be rated, at the time of investment, investment grade, municipal securities, like other debt obligations, are subject to the risk of non-payment by their issuers. The ability of issuers of Municipal Obligations to make timely payments of interest and principal may be adversely affected in general economic downturns and as relative governmental cost burdens are allocated and reallocated among Federal, state and local governmental units. Non-payment by an issuer would result in a reduction of income to the Fund, and could result in a reduction in the value of the Municipal Obligations experiencing non-payment and a potential decrease in the net asset value of the Fund.

     Unrated Securities. The Fund may invest in unrated securities that the Investment Manager determines to be of comparable quality to the rated securities in which the Fund may invest. Dealers may not maintain daily markets in unrated securities, and retail secondary markets for many of them may not exist. As a result, the Fund's ability to sell these securities when the Investment Manager deems it appropriate may be diminished.

     Municipal Leases. Municipal leases in which the Fund may invest have special risks not normally associated with Municipal Obligations. Municipal leases frequently contain non-appropriation clauses that provide that the governmental issuer of the obligation need not make future payments under the lease or contract unless money is appropriated for that purpose by a legislative body annually or on another periodic basis. Moreover, although a municipal lease typically will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult.

     Non-Publicly Traded Securities. As suggested above, the Fund may, from time to time, invest a portion of its assets in non-publicly traded Municipal Obligations.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

Non-publicly traded securities may be less liquid than publicly traded securities. Although non-publicly traded securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund.

     When-Issued and Delayed-Delivery Transactions. Securities purchased on a when-issued or delayed-delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

     Lending Securities. The risks associated with lending Fund securities, as with other extensions of credit, consist of possible loss of rights in the collateral should the borrower fail financially.

     Financial Futures and Options. Although the Fund intends to enter into financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade only if an active market exists for those instruments, no assurance can be given that an active market will exist for them at any particular time. If closing a futures position in anticipation of adverse price movements is not possible, the Fund would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the Fund's investments being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities held by the Fund that are the subject of a hedging transaction and the futures or options used as a hedging device, the hedge may not be fully effective because, for example, losses on the securities held by the Fund may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the securities held by the Fund that were the subject of the hedge. If the Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities it holds and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions.

     Non-Diversified Classification. Investment in the Fund, which is classified as a non-diversified fund under the 1940 Act, may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. The Fund's assumption of large positions in the obligations of a small number of issuers will affect the value of the securities it holds to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of the issuers.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

     Investment Restrictions

     The Fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the Fund's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares. Among the investment restrictions applicable to the Fund is that the Fund is prohibited from borrowing money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in this Prospectus. When the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments. In addition, the Fund will not invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of U.S. government securities. Also, the Fund may not purchase securities other than Municipal Obligations and Taxable Investments. For a complete listing of the investment restrictions applicable to the Fund, see "Investment Objective and Policies -- Investment Restrictions" in the SAI. All percentage limitations included in the investment restrictions apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations will not require the Fund to dispose of any security that it holds.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------


     The Fund's Common Stock is listed on the NYSE under the symbol "GSI." Smith Barney intends to make a market in the Fund's Common Stock.


     The following table sets forth the high and low sales prices for the Fund's Common Stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period since the Fund's commencement of operations.

                     Quarterly High Price             Quarterly Low Price
                     --------------------             -------------------
                                     Premium                         Premium
                 Net Asset  NYSE   (Discount)     Net Asset   NYSE  (Discount)
                   Value    Price    to NAV         Value    Price   to NAV
================================================================================
11/30/95         $13.09   $11.875     (10.23)%     $12.73   $11.375   (11.91)%
 2/29/96          12.94    12.250      (5.63)       12.80    11.750    (8.94)
 5/31/96          12.80    12.000      (6.67)       12.20    11.250    (8.44)
 8/31/96          11.98    11.750      (1.96)       12.10    11.250    (7.56)
11/29/96          12.33    11.750      (4.70)       11.98    11.375    (5.05)
 2/28/97          12.29    11.750      (4.39)       11.65    11.250    (3.43)
 5/30/97          11.62    11.025      (5.12)       11.26    11.125    (1.20)
 8/29/97          11.98    12.000       0.17        11.71    11.500    (1.79)
================================================================================


     As of September 5, 1997, the price of Common Stock as quoted on the NYSE was $11.625, representing a 1.32% discount from the Common Stock's net asset value calculated on that day.


--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------


     The Fund's net asset value will be calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the Fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of Common Stock outstanding. Investments in U.S. government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the Board of Directors.


     The valuation of the Fund's assets is made by the Investment Manager after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked

--------------------------------------------------------------------------------
Net Asset Value (continued)
--------------------------------------------------------------------------------


prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available (which may constitute a majority of the Fund's portfolio securities) are carried at fair value as determined by the Service. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Fund to do so.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

     The following is a summary of the material Federal tax considerations affecting the Fund and Fund shareholders; please refer to the SAI for a further discussion. In addition to the considerations described below and in the SAI, there may be other Federal, state, local, or foreign tax applications to consider. Because taxes are a complex matter, prospective shareholders are urged to consult their tax advisers for more detailed information with respect to the consequences of any investment.

     The Fund has qualified and intends to qualify, as it has in prior years, under Subchapter M of the Code for tax treatment as a regulated investment company. In each taxable year that the Fund qualifies, so long as such qualification is in the best interests of its shareholders, the Fund will pay no Federal income tax on its net investment income and long-term capital gain that is distributed to shareholders. The Fund also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular Federal income taxes but may be considered taxable for state and local income (or intangible) tax purposes.

     Exempt-interest dividends attributable to interest received by the Fund on certain "private-activity" bonds will be treated as a specific tax preference item to be included in a shareholder's AMT computation. In addition to the AMT, corporate shareholders must include 75% of the interrest as an adjustment (the "current earnings adjustment") in computing corporate minimum taxable income. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from Federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

     Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to Federal income tax.

     The interest expense incurred by a shareholder on borrowings made to purchase or

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

carry Fund shares is not deductible for federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.

     Dividends paid by the Fund from interest income on taxable investments, net realized short-term securities gains, and all, or a portion of, any gains realized from the sale or other disposition of certain market discount bonds are subject to Federal income tax as ordinary income.

   Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned Fund shares. The recently enacted Taxpayer Relief Act of 1997 provides that net capital gain for taxpayers other than corporations generally will not be subject to Federal income taxes at a rate in excess of 28% for assets held for more than one year but not more than 18 months, with a reduced maximum rate of 20% for assets held more than 18 months.

     Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional Fund shares. None of the dividends paid by the Fund will qualify for the corporate dividends received deduction. The Fund will inform shareholders of the source and tax status of all distributions, including their eligibility for the reduced maximum 20% capital gains tax rate, promptly after the close of each calendar year.

     The Fund is required to withhold ("backup withholding") 31% of all taxable dividends, capital gain distributions, and the proceeds of any redemption, regardless of whether gain or loss is realized upon the redemption, for shareholders who do not provide the Fund with a correct taxpayer identification number (social security or employer identification number). Withholding from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' Federal income tax return.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

     Board of Directors


     Overall responsibility for management and supervision of the Fund rests with the Fund's Board of Directors. The Directors approve all significant agreements with the Fund's Investment Manager, Administrator, custodian and transfer agent. The day-to-day operations of the Fund are delegated to the Fund's Investment Manager. The SAI contains background information regarding each Director and executive officer of the Fund.


     Investment Manager and Administrator

     SBMFM, through its Greenwich Street Advisors division, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's Investment Manager.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


SBMFM (through its predecessor entities) has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to a wide variety of individuals and institutional clients that had aggregate assets under management as of August 31, 1997 in excess of $81 billion. SBMFM is wholly owned by Smith Barney Holdings Inc., ("Holdings") the parent company of Smith Barney. Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a financial services holding company engaged, through its subsidiaries, principally in four business segments:
Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. SBMFM, Holdings and Smith Barney are each located at 388 Greenwich Street, New York, New York 10013.


     Subject to the supervision and direction of the Fund's Board of Directors, the Investment Manager manages the securities held by the Fund in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs managers and securities analysts who provide research services to the Fund. The Fund pays the Investment Manager a fee for investment advisory services provided to the Fund that is computed daily and paid monthly at the annual rate of 0.70% of the value of the Fund's average daily net assets. In addition, SBMFM serves as the Fund's administrator and is paid a fee by the Fund that is computed daily and paid monthly at a rate of 0.20% of the value of its average daily net assets.

     Transactions on behalf of the Fund are allocated to various dealers by the Investment Manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms. The Fund may use Smith Barney in connection with the purchase or sale of securities when the Investment Manager believes that the broker's charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Smith Barney as a broker in connection with entering into options and futures contracts. The Fund paid no brokerage commissions in the last fiscal year.

     Fund Management


     Joseph P. Deane, Vice President and Investment Officer of the Fund, is primarily responsible for the management of the Fund's assets. Mr. Deane has served in this capacity since the Fund commenced operations in 1994 and manages the day-to-day operations of the Fund, including making all investment decisions. Mr. Deane is an Investment Officer of SBMFM and is the senior asset manager for a number of investment companies and other accounts investing in tax-exempt securities.

--------------------------------------------------------------------------------
Dividends and Distribution; Dividend Reinvestment Plan
--------------------------------------------------------------------------------

     The Fund expects to pay monthly dividends of substantially all net investment income (that is income, including its tax-exempt income and its accrued original issue discount income, other than net realized capital gains) to the holders of Common Stock. Under the Fund's current policy, which may be changed at any time by its Board of Directors, the Fund's monthly dividends will be made at a level that reflects the past and projected performance of the Fund, which policy over time will result in the distribution of all net investment income of the Fund. Net income of the Fund consists of all interest income accrued on the Fund's assets less all expenses of the Fund. Expenses of the Fund are accrued each day. Net realized capital gains, if any, will be distributed to the shareholders at least once a year. Net income available for distribution will also be reduced by dividends on any preferred stock.

     Under the Fund's Dividend Reinvestment Plan (the "Plan"), a shareholder whose shares of Common Stock are registered in his or her own name will have all distributions from the Fund reinvested automatically by First Data as agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee ("Street Name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker-dealer or nominee, or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in Street Name should consult their broker-dealers for details regarding reinvestment. All distributions to Fund shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

     The number of shares of Common Stock distributed to participants in the Plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the Common Stock is equal to or exceeds the net asset value per share at the time shares are valued for purposes of determining the number of shares equivalent to the cash dividend or capital gains distribution, Plan participants will be issued shares of Common Stock valued at the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or (2) 95% of the market value. To the extent the Fund issues shares to participants in the Plan at a discount to net asset value, the remaining shareholders' interests in the Fund's net assets will be proportionately diluted.

     If the net asset value per share of Common Stock at the time of valuation exceeds the market price of the Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, First Data will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the Common Stock, First Data will attempt to terminate purchases in the open market and cause the Fund to

--------------------------------------------------------------------------------
Dividends and Distribution; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


issue the remaining dividend or distribution in shares a price equal to the greater of (a)net asset value or (b) 95% of the then-current market price. In this case, the number of shares of Common Stock received by a Plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the Fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the Fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Fund at net asset value. First Data will begin to purchase Common Stock on the open market as soon as practicable after the record date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after the payment date thereof, except when necessary to comply with applicable provisions of the Federal securities laws.


     First Data maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of each Plan participant, and each shareholder's proxy will include those shares purchased pursuant to the Plan.

     Plan participants are subject to no charge for reinvesting dividends and capital gains distributions. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. No brokerage charges apply with respect to shares of Common Stock issued directly by the Fund as a result of dividends or capital gains distributions payable either in Common Stock or in cash. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made in connection with the reinvestment of dividends or capital gains distributions.


     Experience under the Plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Fund's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data, P.O. Box 5128, Westborough, Massachusetts 01581-5128 or by telephone at (800) 451-2010.

--------------------------------------------------------------------------------
Description of Common Stock
--------------------------------------------------------------------------------


                                                            Amount Outstanding
                                                            Exclusive of Shares
                                        Amount Held    Held by Portfolio for Its
                         Amount       by Portfolio for     Own Account as of
 Title of Class        Authorized     Its Own Account      September 5, 1997
================================================================================
  Common Stock     500,000,000 Shares         0                 19,759,732
================================================================================


     No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of the shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the Fund's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation and Market Discount."

     Under the rules of the NYSE applicable to listed companies, the Fund will be required to hold an annual meeting of shareholders in each year. If the Fund's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Fund may decide not to hold annual meetings of shareholders. See "Stock Purchases and Tenders" in the SAI.

     The Fund has no current intention of offering additional shares, except that additional shares may be issued under the Plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Other offerings of shares, if made, will require approval of the Fund's Board of Directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then-current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of holders of a majority of the Fund's outstanding shares.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount
--------------------------------------------------------------------------------

     ANTI-TAKEOVER PROVISIONS

     The Fund presently has provisions in its Articles of Incorporation and By-Laws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure.

     The Board of Directors is classified into three classes, each with a term of three years with only one class of Directors standing for election in any year. Such classification may prevent replacement of a majority of the Directors for up to a two-year period. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Fund's entire board is 12. Directors may be removed from

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
--------------------------------------------------------------------------------

office, or the maximum number of Directors increased, only by vote of at least 75% of the shares entitled to be voted on the matter. If approved by two-thirds of the Fund's Directors, a majority of the shares entitled to vote may approve the conversion of the Fund from a closed-end to an open-end investment company. If fewer than two-thirds of the Directors approve such conversion, the affirmative vote of shareholders holding at least two-thirds of the outstanding shares will be required to approve such action. If approved by three-fourths of the Fund's Directors, a majority of the shares entitled to vote may approve: (i) the dissolution or liquidation of the Fund; (ii) the merger, consolidation or share exchange of the Fund with or into any other person; or (iii) any sale, lease, exchange or other disposition by the Fund of any assets of the Fund having an aggregate market value of $1,000,000, except for transactions in securities in the ordinary course of business. If fewer than three-fourths of the Directors approve the actions described in (i) through (iii) above, or in the case of any business combination described above, the affirmative vote of shareholders holding at least three-fourths of the outstanding shares will be required. The affirmative vote of at least 75% of the shares will be required to amend the Articles of Incorporation or By-Laws to change any of the foregoing provisions.

     The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make a change in the Fund's business or management more difficult and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Fund's Board of Directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

     MARKET DISCOUNT

     Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions, and other factors beyond the control of the Fund. As a result, the market price of the Fund's shares may be greater or less than the net asset value. Since the commencement of the Fund's operations, the Fund's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

     Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation (continued)
--------------------------------------------------------------------------------

     The Fund's Board of Directors has seen no reason to adopt any of the steps, which some other closed-end funds have used to address the discount. In addition, the experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the Fund's shares to trade at a price equal to their net asset value.

--------------------------------------------------------------------------------
Custodian and Transfer Agent
--------------------------------------------------------------------------------

     PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Fund's investments.
First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the Plan and serves as the Fund's transfer agent, dividend-paying agent and registrar.

--------------------------------------------------------------------------------
Experts
--------------------------------------------------------------------------------

     The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
Further Informatioon
--------------------------------------------------------------------------------

     This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its Rules and Regulations.

     No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund, the Investment Manager, or Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date hereof. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                         TYPES OF MUNICIPAL OBLIGATIONS

     The Portfolio may invest in the following types of Municipal Obligations and in such other types of Municipal Obligations.

     Municipal Bonds

     Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a stated government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

     Industrial Development Bonds and Private Activity Bonds

     Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

     Municipal Lease Obligations

     Municipal lease obligations are Municipal Obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing authority is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain Municipal Obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

     The liquidity of municipal lease obligations varies. Municipal leases held by the Portfolio will be considered illiquid securities unless the Portfolio's Board of Directors determines on an on-going basis that the leases are readily marketable. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the Portfolio's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might be difficult. The Portfolio will not invest more than 5% of its assets in such "non-appropriation" municipal lease obligations.

     Zero Coupon Obligations

     The Portfolio may invest in zero coupon Municipal Obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of Municipal Obligations from which the interest components have been stripped and sold separately by the holders of the underlying Municipal Obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturity that make current distributions of interest. While zero coupon Municipal Obligations will not contribute to the cash available to the Portfolio, SBMFM believes that limited investments in such securities may facilitate the Portfolio's ability to preserve capital while generating tax-exempt income through the accrual of original interest discount. Zero coupon Municipal Obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors.

     Floating- and Variable-Rate Obligations

     The Portfolio may purchase floating- and variable-rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements. There frequently will be

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

no secondary market for variable- and floating-rate obligations held by the Portfolio, although the Portfolio may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

     Participation Interests

     The Portfolio may invest up to 5% of its total assets in participation interests in municipal bonds, including IDBs, PABs and floating- and variable-rate securities. A participation interest gives the Portfolio an undivided interest in a municipal bond owned by a bank. The Portfolio has the right to sell the instrument back to the bank. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Portfolio's Board of Directors has determined meets certain credit quality standards or the payment obligation will otherwise be collateralized by U.S. government securities. The Portfolio will have the right, with respect to certain participation interests, to draw on the letter of credit on demand, after specified notice for all or any part of the principal amount of the Portfolio's participation interest, plus accrued interest. Generally, the Portfolio intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the Portfolio's assets in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. SBMFM will monitor the pricing, quality and liquidity of the participation interests held by the Portfolio and the credit standing of the banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

     Custodial Receipts

     The Portfolio may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon Municipal Obligations described above. Although under the terms of the custodial receipt the Portfolio would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Portfolio could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

fails to pay principal or interest when due, the Portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the Portfolio had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

     Municipal Obligation Components


     The Portfolio may invest in Municipal Obligations, the interest rate on which has been divided by the issuer into two different and variable component, which together result in a fixed interest rate. Typically, the first component (the "Auction Component") pays an interest rate that is reset periodically through an auction process, whereas the second component (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the Municipal Obligation and the auction rate paid on the Auction Component. The Portfolio may purchase both Auction and Residual Components.


     Because the interest rate paid to holders of Residual Components is generally determined by subtracting the interest rate paid to the holders of Auction Components from a fixed amount, the interest rate paid to Residual Component holders will decrease as the Auction Component's rate increases and increase as the Auction Component's rate decreases. Moreover, the extent of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed-rate Municipal Obligation having similar credit quality, redemption provisions and maturity.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              SMITH BARNEY

                              A Member of TravelersGroup[LOGO]


                              Greenwich
                              Street
                              Municipal
                              Fund
                              Inc.

                              Common Stock

                              388 Greenwich Street
                              New York, New York 10013

                              FDO  1204 10/97

PART B
Greenwich Street Municipal Fund Inc.

388 Greenwich Street
New York, New York  10013
   (800) 451-2010

STATEMENT OF ADDITIONAL INFORMATION

   September 26, 1997

	Greenwich Street Municipal Fund Inc. (the "Fund") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from Federal income tax as is consistent with the preservation of principal. Under normal conditions, the Fund will, in seeking its investment objective, invest substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities ("Municipal Obligations"). No assurance can be given that the Fund will be able to achieve its investment objective.

	This Statement of Additional Information ("SAI") expands upon and supplements the information contained in the current
Prospectus of the Fund, dated    September 26, 1997     as
amended or supplemented from time to time (the "Prospectus"), and should be read in conjunction with the Prospectus. The Prospectus may be obtained from any Smith Barney Financial Consultant or by writing or calling the Fund at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the Prospectus or this SAI and, if given or made, such information must not be relied upon as having been authorized by the Fund or the Fund's investment manager. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of the Fund's Common Stock ("Common Stock"). The Prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered, however, the Prospectus or this SAI will be supplemented or amended accordingly.




TABLE OF CONTENTS


Page
Investment Objective and Policies (see in the Prospectus
"Investment Objective and Policies" and "Appendix A") 	2

Management of the Fund (see in the  Prospectus "Management of
the Fund") 	12

Taxes (see in Prospectus "Taxation") 	17

Stock Purchases and Tenders 	20

Certain Provisions of the Articles of Incorporation (see in the
Prospectus
"Certain Provision of the Articles of Incorporation and Market
Discount")	21

Additional Information (see in the Prospectus "Custodian and
Transfer Agent") 	23

Appendix-- Description of Moody's, S&P and Fitch Ratings 	A-1


INVESTMENT OBJECTIVE AND POLICIES

	The Prospectus discusses the Fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the Fund's investment policies in the Prospectus. The Fund's investment objective is to seek as high a level of current income exempt from Federal income taxes as is consistent with the preservation of principal by investing substantially all of its assets in a variety of Municipal Obligations. The Fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. No assurance can be given that the Fund's investment objective will be achieved.

Use of Ratings as Investment Criteria

	In general, the ratings of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P") and Fitch Investors Service, Inc. ("Fitch") represent the opinions of those agencies as to the quality of the Municipal Obligations and long-term investments which they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the Fund also will rely upon the independent advice of its investment manager, the Greenwich Street Advisors division of Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Investment Manager"). Among the factors that will also be considered by the Investment Manager in evaluating potential Municipal Obligations to be held by the Fund are the price, coupon and yield to maturity of the obligations, the Investment Manager's assessment of the credit quality of the issuer of the obligations, the issuer's available cash flow and the related coverage ratios, the property, if any, securing the obligations, and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. To the extent the Fund invests in lower-rated and comparable unrated securities, the Fund's achievement of its investment objective may be more dependent on the Investment Manager's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix to this SAI contains information concerning the ratings of Moody's, S&P and Fitch and their significance.

	Subsequent to its purchase by the Fund, an issue of Municipal Obligations may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the Fund. Neither event will require the sale of such Municipal Obligations by the Fund, but the Investment Manager will consider such event in its determination of whether the Fund should continue to hold the Municipal Obligations. In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of Moody's, S&P or Fitch, the Fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	The Fund will seek to invest substantially all of its assets in Municipal Obligations, and under normal conditions at least 80% of the Fund's total assets will be invested in investment-grade Municipal Obligations.

	The Fund may invest in Municipal Obligations rated as low as Baa by Moody's or BBB by S&P or Fitch or in unrated Municipal Obligations deemed by the Investment Manager to be of comparable quality. Although such securities are considered investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

	While the market for Municipal Obligations is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the Fund's ability to (1) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (2) sell the securities at fair value to respond to changes in the economy or in the financial markets. The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Taxable Investments

	Under normal conditions, the Fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable
Investments").

	Money market instruments in which the Fund may invest include: U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit ("CDs"), time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-l by Fitch or the equivalent from another nationally recognized rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the Fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

	U.S. government securities in which the Fund may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association ("GNMA") certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

Lending Securities

	By lending its securities, the Fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The Fund will adhere to the following conditions whenever it lends its securities: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market;
(2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Fund's Board of Directors must terminate the loan and regain the Fund's right to vote the securities. From time to time, the Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and that is acting as a "finder."

Repurchase Agreements

	The Fund may enter into repurchase agreements with certain member banks of the Federal Reserve System and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the Fund to resell the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.
The Investment Manager, acting under the supervision of the Fund's Board of Directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the Fund enters into such transactions. The Fund will bear a risk of loss in the event that the other party to the transaction defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

Investments in Municipal Obligation Index and Interest Rate
Futures Contracts and Options on Interest Rate Futures Contracts

	The Fund may invest in Municipal Obligation index and interest rate futures contracts and options on interest rate futures contracts that are traded on a domestic exchange or board of trade. Such investments may be made by the Fund solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances, such as when the Investment Manager anticipates an extreme change in interest rates or market conditions.

	Municipal Obligation Index and Interest Rate Futures Contracts. A Municipal Obligation index futures contract is an agreement to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract is originally written. No physical delivery of the underlying Municipal Obligations in the index is made. Interest rate futures contracts are contracts for the future purchase or sale of specified interest rate-sensitive debt securities of the U.S. Treasury, such as Treasury bills, bonds and notes, obligations of the GNMA and bank CDs. Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price, date, time and place of delivery.

	The purpose of the Fund's entering into a Municipal Obligation index or interest rate futures contract, as the holder of long-term Municipal Obligations, is to protect the Fund from fluctuation in interest rates on tax-exempt securities without actually buying or selling Municipal Obligations. The Fund will, with respect to its purchases of financial futures contracts establish a segregated account consisting of cash, U.S. government securities, equity securities or debt securities of any grade equal in an amount equal to or greater than the total market value of the futures contracts less the amount of initial margin on deposit for the contracts.

	Unlike the purchase or sale of a Municipal Obligation, no consideration is paid or received by the Fund upon the purchase
or sale of a futures contract.   Initially, the Fund will be
required to deposit with the futures commission merchant an amount of cash or cash equivalents equal to approximately 5% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments known as "variation margin," to and from the futures commission merchant, will be made on a daily basis as the price of the index or securities fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the futures contract.

	There are several risks in connection with the use of Municipal Obligation index and interest rate futures contracts as hedging devices. Successful use of these futures contracts by the Fund is subject to the Investment Manager's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term Municipal Obligation portfolio. In addition, there can be no assurance that a correlation would exist between movements in the price of the Municipal Obligation index or the debt security underlying the futures contract and movement in the price of the Municipal Obligations which are the subject of the hedge. The degree of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and Municipal Obligations and technical influences on futures trading. The Fund's Municipal Obligations and the Municipal Obligations in the index may also differ with respect to interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

	Although the Fund intends to enter into futures contracts only if an active market exists for such contracts, there can be no assurance that an active market will exist for a contract at any particular time. Most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event it will not be possible to close a futures position and in the event of adverse price movements, the Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the Fund being hedged, if any, may partially or completely offset losses on the futures contract.
As described above, however, there is no guarantee that the price of Municipal Obligations will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on a futures contract.

	If the Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of Municipal Obligations it holds and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of the Municipal Obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

	Options on Interest Rate Futures Contracts. The Fund may purchase put and call options on interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The Fund will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee such closing transactions can be effected.

	Options on interest rate futures contracts, as contrasted with the direct investment in such contracts, give the purchaser the right, in return for the premium paid, to assume a position in interest rate futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

	There are several risks relating to options on interest rate futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the Fund's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the Investment Manager, which could prove to be inaccurate. Even if the Investment Manager's expectations are correct, there may be an imperfect correlation between the change in the value of the options and of the Fund's securities.

Municipal Obligations

	General Information. Municipal Obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities are included within the term Municipal Obligations if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

	The yields on Municipal Obligations are dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the Municipal Obligations market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal Obligations are also subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. There is also the possibility that as a result of litigation or other conditions the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, Municipal Obligations may be materially affected.

	The net asset value of the Common Stock will change with changes in the value of the Fund's portfolio securities.
Because the Fund will invest primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the Fund can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the Fund can be expected to increase. The value of the fixed-income securities held by the Fund and thus the Fund's net asset value, may also be affected by other economic, market and credit factors.

	From time to time, the Fund's investments may include securities as to which the Fund, by itself or together with other funds or accounts managed by the Investment Manager, holds a major portion or all of an issue of Municipal Obligations. Because relatively few potential purchasers may be available for these investments and, in some cases, contractual restrictions may apply on resales, the Fund may find it more difficult to sell these securities at a time when the Investment Manager believes it is advisable to do so.

	When-Issued Securities. The Fund may purchase Municipal Obligations on a "when-issued" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the Municipal Obligations purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the Fund will purchase Municipal Obligations on a when-issued basis only with the intention of actually acquiring the securities, the Fund may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.


	Municipal Obligations are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, Municipal Obligations tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing Municipal Obligations on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place actually may be higher than those obtained in the transaction itself. To account for this risk, a separate account of the Fund consisting of cash, U.S. government securities, equity securities or debt securities of any grade equal to or greater than the amount of the when-issued commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered, and are marked to market daily pursuant to guidelines established by the Fund's Directors, will be established at the Fund's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will at least equal the amount of such commitments by the Fund. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. That is, to the extent the Fund remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the Fund will meet its obligations from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the Fund's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from Federal income taxes.


	When the Fund engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

	Municipal Leases. Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the non-appropriation risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with Municipal Obligations; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

	To limit the risks associated with municipal leases, the Fund will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality; (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation; (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated; (4) the lease obligor has maintained good market acceptability in the past; (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.

	Municipal leases that the Fund may acquire will be both rated and unrated. Rated leases that may be held by the Fund include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's or BBB by S&P or Fitch). The Fund may acquire unrated issues that the Investment Manager deems to be comparable in quality to rated issues in which the Fund is authorized to invest. A determination by the Investment Manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things, consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the Investment Manager will be subject to oversight and approval by the Fund's Board of Directors.

	Municipal leases held by the Fund will be considered illiquid securities unless the Fund's Board of Directors determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the Investment Manager to be of high quality and minimal credit risk will not be deemed illiquid solely because the underlying municipal lease is unrated, if the Investment Manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

Investment Restrictions

	The Fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the Fund's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the Fund's portfolio. Under its fundamental restrictions, the Fund may not:

1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are described in the Prospectus and this SAI.
2. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in the Prospectus and this SAI. When the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments.
3. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the Fund may make margin deposits in connection with transactions in futures and options on futures.
4. Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations may be deemed to be an underwriting.
5. Purchase, hold or deal in real estate or oil and gas interests, except that the Fund may invest in Municipal Obligations secured by real estate or interests in real estate.
6. Invest in commodities, except that the Fund may enter into futures contracts, including those relating to indexes and options on futures contracts or indexes described in the Prospectus and this SAI.
7. Lend any funds or other assets except through purchasing Municipal Obligations or Taxable Investments, lending portfolio securities and entering into repurchase agreements consistent with the Fund's investment objective.
8. Issue senior securities.
9. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of Municipal Obligations and U.S. government securities.
10. Make any investments for the purpose of exercising control or management of any company.

Portfolio Transactions

	Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the Fund to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Fund has paid no brokerage commissions since its commencement of operations.

	Allocation of transactions, including their frequency, to various dealers is determined by the Investment Manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to the Investment Manager may receive orders for portfolio transactions by the Fund. Information so received is in addition to, and not in lieu of, services required to be performed by the Investment Manager, and the fees of the Investment Manager are not reduced as a consequence of their receipt of such supplemental information. Such information may be useful to the Investment Manager in serving both the Fund and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Investment Manager in carrying out its obligations to the Fund.

	The Fund will not purchase Municipal Obligations during the existence of any underwriting or selling group relating thereto of which Smith Barney Inc. ("Smith Barney") or its affiliates are members except to the extent permitted by the Securities and Exchange Commission (the "SEC"). Under certain circumstances, the Fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

	While investment decisions for the Fund are made independently from those of the other accounts managed by the Investment Manager, investments of the type the Fund may make also may be made by those other accounts. When the Fund and one or more other accounts managed by the Investment Manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Investment Manager to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or disposed of by the Fund.

	The Fund's Board of Directors will review periodically the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inured to the Fund.


Portfolio Turnover

	The Fund's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the last fiscal year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate will not be a limiting factor whenever the Fund deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the Fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types of tax-exempt securities. For the fiscal years ended May 31, 1996 and 1997 the Fund's portfolio turnover rate was 42% and 115%, respectively.

MANAGEMENT OF THE FUND

	The executive officers of the Fund are employees of certain of the organizations that provide services to the Fund.
These organizations are as follows:



Name	Service

SBMFM	Investment
Manager and
Administrator

Smith Barney	Distributor
(Sponsor)

PNC Bank, National Association ("PNC Bank")	Custodian

First Data Investor Services Group, Inc. ("First Data")
	Transfer
Agent


	These organizations and the functions they perform for the Fund are discussed in the Prospectus and this SAI.

Directors and Executive Officers of the Fund

	The overall management of the business and affairs of the Fund is vested in its Board of Directors. The Board of Directors approves all significant agreements between the Fund and persons or companies furnishing services to it, including the Fund's agreements with the Investment Manager, Administrator, Custodian and Transfer Agent, dividend paying agent, registrar and plan agent. The day-to-day operations of the Fund are delegated to its officers, the Investment Manager and SBMFM, subject always to the investment objective and policies of the Fund and to general supervision by the Fund's Board of Directors.

	The Directors and executive officers of the Fund, their addresses, together with information as to their principal business occupations during the past five years, are shown below:



Name and Address
Positions Held
With the Fund
Principal Occupations
During Past 5 Years



*+Heath B. McLendon, age 64
	388 Greenwich Street
	New York NY 10013

Chairman of the Board, Chief Executive Officer and Director

Managing Director of Smith Barney Inc.; Chairman of Smith Barney Strategy Advisers Inc.; President and Director of SBMFM and Travelers Investment Adviser, Inc. ("TIA"). Prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers Inc.; Vice Chairman of Shearson Asset Management.

 +Martin Brody, age 76
	c/o HMK Associates
	30 Columbia Turnpike
	Florham Park, NJ 07952

Director

Consultant, HMK Associates; Retired Vice Chairman of the Board of Restaurant Associates Corp.; Director of Jaclyn, Inc.



 +Allan J. Bloostein, age 68
	717 Fifth Avenue
	21st Floor
	New York, NY 10022

Director

President of Allan J. Bloostein Associates, a consulting firm;
Consultant and retired Vice Chairman and Director of the Board of May Department Stores Company; Director of CVS Corporation and Taubman Centers Inc.

 +Dwight B. Crane, age 59
	Harvard Business School
	Soldiers Field Road
	Boston, MA 02163

Director

Professor, Harvard Business School.

 +Robert A. Frankel, age 70
	102 Grand Street
	Croton-on-Hudson,
	New York, NY 10520

Director

Consultant,  Robert A. Frankel Management Consultants; formerly
Corporate Vice President of The Reader's Digest Association,
Inc.

 +William R. Hutchinson, age 54
 	Amoco Corp.
	200 East Randolph Drive
	Chicago, IL  60601

Director

Vice President-Financial Operations of Amoco Corp.; Director of
Associated Banks and Associated Banc-Corp.

Joseph P. Deane, age 49
	388 Greenwich Street
	New York, NY 10013

Vice President and Investment Officer

Managing Director of Smith Barney and Investment Officer of
SBMFM. Prior to July 1993, Senior Vice President and Managing
Director of Shearson Lehman Advisors.

  David Fare, age 35
	388 Greenwich Street
	New York, NY 10013

Investment Officer

Vice President of Smith Barney. Prior to July 1993, Vice
President of Shearson Lehman Advisors.

Lewis E. Daidone, age 40
	388 Greenwich Street
	New York, NY 10105

Senior Vice President and Treasurer

Managing Director of Smith Barney; Chief Financial Officer,
Director and Senior Vice President of SBMFM and TIA.

Christina T. Sydor, age 46
	388 Greenwich Street
	New York, NY 10013

Secretary

Managing Director of Smith Barney Inc.; General Counsel and
Secretary of SBMFM and TIA.

________________________________
*	Directors who are "interested persons" of the Fund (as defined in the 1940 Act).
+	Director and/or trustee of other registered investment
companies with which Smith Barney is affiliated.



	The Fund pays each of its Directors who is not a director, officer or employee of SBMFM, or any of its affiliates, an annual fee of $5,000 plus $500 for each in-person Board meeting and $100 for each telephonic Board meeting attended. In addition, the Fund will reimburse these Directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended May 31, 1997, such fees totaled $45,532.



									Total
									Number
					Pension or			of Funds
					Retirement	Total		for which
					Benefits		Compen		Director
					Accrued		sation		Serves
			Aggregate	as part		from Fund	Within
			Compensation	of Fund		and Fund	Fund
Director			from Fund	Expenses	Complex	Complex

Charles Barber*$		$7,000		$0		$38,700		6
Martin Brody		6,500		0		124,286		19
Dwight Crane		7,200		0		141,375		22
Allan Bloostein		7,000		0		83,150		8
Robert Frankel		7,000		0		66,100		8
William R. Hutchinson	7,000		0		38,600		6
Heath B. McLendon	-----		0		-----		41

*	Pursuant to the Fund's deferred compensation plan, Mr. Barber elected, effective January 2, 1996, to defer the payment of
some or all of the compensation due to him from the Fund.
$	Upon attainment of age 80, Fund Directors are required to
change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to Fund Directors, together with reasonable out-of-pocket expenses for each meeting attended. Effective February 26, 1997, Mr. Barber became a
Director Emeritus.


Principal Stockholders


	There are no persons known to the Fund to be "control persons" of the Fund, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the Fund to hold beneficially more than 5% of the outstanding shares of Common Stock. The following person is the only person holding more than 5% of the Fund's outstanding shares of Common Stock as of September 5, 1997:

Name and Address			Amount of		Percentage of Common
of Record Owner				Record Ownership	Stock Outstanding

Cede & Co., as Nominee for		19,293,130		97.64%
The Depository Trust Company
P.O. Box 20
Bowling Green Station
New York, New York 10004

17,017,789 of the shares held of record by Cede & Co., representing 86.12% of the outstanding shares of Common Stock, were held by The Depository Trust Company as nominee for Smith
Barney, representing accounts for which Smith Barney has discretionary and non-discretionary authority.

	As of September 5, 1997, the Directors and officers of the Fund, as a group, beneficially owned less than 1% of the Fund's outstanding shares of Common Stock.


Investment Manager and Administrator

	The Investment Manager serves as investment adviser to the Fund pursuant to a written agreement dated July 30, 1993 (the "Advisory Agreement"), a form of which was most recently approved by the Board of Directors, including a majority of
those Directors who are not "interested persons" of the Fund or the Investment Manager ("Non-Interested Directors") on August
20, 1997. Unless terminated sooner, the Advisory Agreement will continue for successive annual periods provided that such continuance is specifically approved at least annually by: (1) a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval and
(2) the Board of Directors or by a vote of a majority of the outstanding shares of Common Stock. The Investment Manager is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc.("Travelers"). The Investment Manager pays the salary of any officer or employee who is employed by both it and the Fund. The Investment Manager bears all expenses in connection with the performance of its services as investment adviser.


	For services rendered to the Fund, the Investment Manager receives a fee from the Fund, computed and paid monthly at the annual rate of 0.70% of the value of the Fund's average daily net assets. For the fiscal years ended May 31, 1996 and 1997, such fees amounted to $1,737,608 and $1,635,172, respectively.


	Under the Advisory Agreement, the Investment Manager will not be liable for any error of judgment, mistake of law or any loss suffered by the Fund in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by a vote of the Board of Directors or by the holders of a majority of the Common Stock, at any time without penalty on 60 days' written notice to the Investment Manager. The Advisory Agreement may also be terminated by the Investment Manager on 90 days' written notice to the Fund. The Advisory Agreement terminates automatically upon its assignment.

	SBMFM serves as administrator (the "Administrator") to the Fund pursuant to a written agreement dated June 1, 1994 (the "Administration Agreement"), a form of which was most recently approved by the Board of Directors, including a majority of Non-
Interested Directors, on    August 20, 1997.      The
Administration Agreement will continue automatically for successive annual periods provided that such continuance is approved at least annually by the Board of Directors of the Fund including a majority of the Non-Interested Directors by a vote cast in person at a meeting called for the purpose of voting such approval. The Agreement is terminable, without penalty, upon 60 days' written notice, by the Board of Directors of the Fund or by vote of holders of a majority of the Fund's shares of Common Stock, or upon 90 days' written notice, by the Administrator. The services provided by the Administrator under the Administration Agreement are described in the Prospectus under "Management of the Fund."


	For services rendered to the Fund, the Administrator receives from the Fund an administration fee computed and paid monthly at the annual rate of 0.20% of the value of the Fund's average daily assets. For the fiscal years ended May 31, 1996 and 1997, the Administrator received $496,459 and $467,191, respectively, in administration fees.


	Pursuant to the Administration Agreement, SBMFM will exercise its best judgment in rendering its services to the Fund. SBMFM will not be liable for any error of judgment, mistake of law or any loss suffered by the Fund in connection with the matters to which the Administration Agreement relates, except by reason of SBMFM's reckless disregard of its obligations and duties under the Administration Agreement.

	The Fund bears expenses incurred in its operation including: fees of the Investment Manager and SBMFM; taxes, interest, brokerage fees and commissions, if any; fees of Directors who are not officers, directors, shareholders or employees of Smith Barney; SEC fees and state Blue Sky qualification fees; charges of the custodian; transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; and costs of shareholders' reports and corporate meetings of the officers, Board of Directors and shareholders of the Fund.

TAXES

	As described above and in the Prospectus, the Fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes. The Fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the Fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected Federal income tax considerations that may affect the Fund and its shareholders.
The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Fund.

Taxation of the Fund and its Investments

	The Fund has qualified and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the Fund intends to satisfy conditions contained in the Code that will enable interest from Municipal Obligations, excluded from gross income for Federal income tax purposes with respect to the Fund, to retain that tax-exempt status when distributed to the shareholders of the Fund (that is, to be classified as "exempt interest" dividends of the Fund).


	If it qualifies as a regulated investment company the Fund will pay no Federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Fund must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the Fund's business of investing in securities; (3) derive less than 30% of its annual gross income from the sale or other disposition of securities, options, futures or forward contracts held for less than three months (the "short-short rule"); and (4) diversify its holdings so that at the end of each fiscal quarter of the Fund (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and other securities, with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the Fund's assets and (b) not more than 25% of the market value of the Fund's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the Fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. In meeting these requirements, the Fund may be restricted by the short-short rule in the selling of securities held by the Fund for less than three months and in the utilization of certain of the investment techniques described above under "Investment Objective and Policies." However, the Taxpayer Relief Act of
1997 repeals the short-short rule effective for the Fund's taxable year beginning June 1, 1998. As a regulated investment company, the Fund will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The Fund expects to pay dividends and distributions necessary to avoid the application of this excise tax.


	As described above in this SAI and in the Prospectus, the Fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The Fund anticipates that these investment activities will not prevent the Fund from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the Fund and, thus, will affect the amount of capital gains distributed to the Fund shareholders.


	For Federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the Fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the Fund and the amount of distributions taxable to a shareholder. The portion of the gain on Section 1256 Contracts treated as long-term capital gains may not qualify for the 20% reduced maximum rate on long-term capital gains and may instead be taxable at a maximum rate of 28%.


	If the Fund invests in both Section 1256 Contracts and offsetting positions in those contracts, then the Fund might not be able to receive the benefit of certain realized losses for an indeterminate period of time. The Fund expects that its activities with respect to Section 1256 Contracts and offsetting positions in those Contracts (1) will not cause the Fund or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and (2) will permit the Fund to use substantially all of its losses for the fiscal years in which the losses actually occur.

Taxation of the Fund's Shareholders


	The Fund anticipates that all dividends it pays, other than dividends from Taxable Investments and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on Municipal Obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for Federal income tax purposes if the Fund satisfies certain asset percentage requirements. Dividends paid from the Fund's net investment income and distributions of the Fund's net realized short-term capital gains are taxable to shareholders of the Fund as ordinary income, regardless of the length of time shareholders have held shares of Common Stock and whether the dividends or distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of Common Stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less. Gain on shares held for more than 18 months will be eligible for the reduced 20% maximum capital gains tax rate. Dividends and distributions paid by the Fund will not qualify for the Federal dividends-received deduction for corporations.


Exempt-Interest Dividends

	Interest on indebtedness incurred by a shareholder to purchase or carry shares of Common Stock is not deductible for Federal income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share of Common Stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he or she receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the Fund that represents income derived from private activity bonds held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the Fund's exempt-interest dividends may be excluded by shareholders from their gross income for Federal income tax purposes (1) some or all of the Fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes and (2) the receipt of dividends and distributions from the Fund may affect a corporate shareholder's Federal "environmental" tax liability. The receipt of dividends and distributions from the Fund may affect a foreign corporate shareholder's Federal "branch profits" tax liability and a corporate shareholder's Federal "excess net passive income" tax liability. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a Federal alternative minimum tax, the Federal "environmental" tax, the Federal "branch profits" tax, or the Federal "excess net passive income" tax.

Dividend Reinvestment Plan

	A shareholder of the Fund receiving dividends or distributions in additional shares pursuant to the Plan should be treated for Federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount.

Statements and Notices

	Statements as to the tax status of the dividends and distributions received by shareholders of the Fund are mailed annually. These statements show the dollar amount of income excluded from Federal income taxes and the dollar amount, if any, subject to Federal income taxes. The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes and will indicate the shareholder's share of the investment expenses of the Fund. The Fund will notify shareholders annually as to the interest excluded from Federal income taxes earned by the Fund with respect to those states and possessions in which the Fund has or had investments. The dollar amount of dividends paid by the Fund that is excluded from Federal income taxation and the dollar amount of dividends paid by the Fund that is subject to Federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the Fund. To the extent that the Fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that day. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of Common Stock. An individual's taxpayer identification number is his or her social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's Federal income tax liability

STOCK PURCHASES AND TENDERS

	The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Fund's Board of Directors believes represent a favorable investment opportunity. In addition, the Board of Directors currently intends to consider, at least once a year, making an offer to each shareholder of record to purchase at net asset value shares of Common Stock owned by the shareholder.

	No assurance can be given that repurchases and/or tenders will result in the Fund's shares trading at a price that is equal to their net asset value. The market prices of the Fund's shares will, among other things, be determined by the relative demand for and supply of the shares in the market, the Fund's investment performance, the Fund's dividends and yield and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. The Fund's acquisition of Common Stock will decrease the total assets of the Fund and therefore have the effect of increasing the Fund's expense ratio. The Fund may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus. Any interest on the borrowings will reduce the Fund's net income. Because of the nature of the Fund's investment objective, policies and securities holdings, the Investment Manager does not anticipate that repurchases and tenders will have an adverse effect on the Fund's investment performance and does not anticipate any material difficulty in disposing of securities to consummate Common Stock repurchases and tenders.

	When a tender offer is authorized to be made by the Fund's Board of Directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him or her for Federal income tax purposes under Section 38 of the Code). A shareholder who tenders all shares owned or considered owned by him or her, as required, will realize a taxable gain or loss depending upon his or her basis in his or her shares.

	If the Fund liquidates securities in order to repurchase shares of Common Stock, the Fund may realize gains and losses. These gains, if any, may be realized on securities held for less than three months. Because the Fund must derive less than 30% of its gross income for any taxable year from the sale or disposition of stock and securities held less than three months (in order to retain the Fund's regulated investment company status under the Code), gains realized by the Fund due to a liquidation of securities held for less than three months would reduce the amount of gain on sale of other securities held for less than three months that the Fund could realize in the ordinary course of its portfolio management, which may adversely affect the Fund's performance. The portfolio turnover rate of the Fund may or may not be affected by the Fund's repurchases of shares of Common Stock pursuant to a tender offer.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

	The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effective of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over the prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. The Board of Directors is divided into three classes. At each annual meeting of shareholders, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for up to two years the replacement of majority of the Board. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Fund's entire board is 12. A Director may be removed from office, or the maximum number of Directors increased, only by vote of the holders of at least 75% of shares of Common Stock entitled to be voted on the matter.

	The Fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted to authorize the conversion of the Fund from a closed-end to an open-end investment company, as defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the Fund's Articles of Incorporation providing for the conversion of the Fund.

	The affirmative votes of a least 75% of the Directors and the holders of at least 75% of the shares of the Fund are required to authorize any of the following transactions
(referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the Fund with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the Fund (in one or a series of transactions in any 12-month period) of any securities of the portfolio to any other person or entity for cash, securities or other property (or combinations thereof) having an aggregate fair market value of $1 million or more, excluding sales of securities of the Fund in connection with a public offering, issuance of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund and issuance of securities of the Fund upon the exercise of any stock subscriptions rights distributed by the Fund; or (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Fund having an aggregate fair market value of $1 million or more, except for transactions in securities effected by the Fund in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to any proposal as to the voluntary liquidation or dissolution of the Fund or any amendment to the Fund's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction") and any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of a least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Fund and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the Fund will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the Fund's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the Fund will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the Fund of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. In the view of the Fund's Board of Directors, however, these provisions offer several possible advantages including: (1) requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid for the amount of Common Stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Fund's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The Board of Directors has determined that the voting requirements under Maryland law and the 1940 Act are in the best interests of shareholders generally.

	A "Continuing Director," as used in the discussion above, is any member of the Fund's Board of Directors (1) who is not person or affiliate of a person who enters or proposes to enter into a Business Combination with the Fund (such person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the Board of Directors for a period of least 12 months, or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors.

ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the Fund. The Directors who are not "interested persons" of the Fund have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Public Accountants

	KPMG Peat Marwick, LLP, 345 Park Avenue, New York, NY
10154, has been selected as the Fund's independent auditor to examine and report on the Fund's financial statements and
highlights for the fiscal year ending    May 31, 1998.

Custodian and Transfer Agent

	PNC Bank, National Association is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, and serves as the Fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds the Fund's securities and keeps all necessary accounts and records. The assets of the Fund are held under bank custodianship in compliance with the 1940 Act. First Data is located at One Exchange Place, Boston, Massachusetts 02109, and pursuant to a transfer agency agreement serves as the Fund's transfer agent. Under the transfer agency agreement, First Data maintains the shareholder account records for the Fund, handles certain communications between shareholders and the Fund, and distributes dividends and distributions payable by the Fund.


FINANCIAL STATEMENTS

	The Fund sends unaudited semi-annual and audited annual financial statements of the Fund to shareholders, including a list of the investments held by the Fund.


	The Fund's Annual Report for the fiscal year ended May 31, 1997 and its semi-annual report for the six- month period ended November 30, 1996 are incorporated into this SAI by reference in their entirety. A copy of these reports may be obtained from any Smith Barney Financial Consultant or by calling or writing to the Fund at the telephone number or address set forth on the cover page of this SAI.



APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the fixture.

Baa - Bonds rated Baa are considered to be medium-grade obligations, that is, they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:

	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG1/VMIG1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG2/VMIG2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG3/VMIG3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:

	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.


Description of S&P Municipal Bond Ratings:

AAA - These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.

General Obligation Bonds Rated AAA - In a period of economic stress the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service

A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in high-rated categories. This rating describes the third strongest capacity for payment of debt service.

General Obligation Bonds Rated A - There is some weakness either in the local economic base in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

Revenue Bonds Rated A - Debt service coverage is good but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories except in the AAA category.

Description of S&P Municipal Note Ratings:

	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:

	Commercial paper rated A-l by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment of commercial paper rated A-2 is stronger but the relative degree of safety is not as high as issues designated A-1.

Description of Fitch Municipal Bond Ratings:

AAA - Bonds rated AAA by Fitch are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA - Bonds rated AA by Fitch are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA-rated securities or more subject to possible change over the term of the issue.

A - Bonds rated A by Fitch are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB - Bonds rated BBB by Fitch are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse consequences on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

Description of Fitch Short-Term Ratings

	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

Fitch's short-term ratings are as follows:

F-l + - Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1 - Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

F-2 - Issues assigned this rating have a satisfactory degree of assurance for timely payment but the margin of safety is not as great as for issues assigned F- 1+ and F-1 ratings.

F-3 - Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, although near-term adverse changes could cause these securities to be rated below investment grade.

LOC- The symbol LOC indicates that the rating is based on a letter of credit issued by a commercial bank.

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(1)	Financial Statements:

- Included in Part A:

*	Financial Highlights

- Included in Part B:

*	   The Registrant's Annual Report for the fiscal year
ended May 31, 1997 and Report of Independent
Accountants dated July 14, 1997 are incorporated by reference to the Definitive 30(b)2-1 filed on July 30, 1997, Accession #0000091155-97-000342.

(2)	Exhibits:

(a)  (i)	Articles of Incorporation of Registrant are
incorporated by reference to the Registrant's initial
Registration Statement filed with the Securities and Exchange Commission (the "SEC") on February 19, 1993
("Initial Registration Statement").

(ii)	Articles of Amendment to Articles of
Incorporation are incorporated by reference to Pre-
Effective Amendment No. 1 to the Initial Registration
Statement filed with the SEC on April 19, 1994 ("Pre-
Effective Amendment No. 1").

(b)	Bylaws of Registrant are incorporated by reference to
Registrant's Initial Registration Statement.

(c)	Not Applicable.

(d)	Form of Specimen certificate representing shares of
Common Stock, par value $0.001 per share, is incorporated by reference to Pre-Effective Amendment
No. 3. to Registrant's Registration Statement filed with the SEC on June 16, 1994 ("Pre-Effective
Amendment No. 3").

(e)	Dividend Reinvestment Plan is incorporated by
reference to Pre-Effective Amendment No. 2. to the Initial Registration Statement filed with the SEC on May 19, 1994 ("Pre-Effective Amendment No. 2").

(f)	Not Applicable.

(g)	Form of Investment Management Agreement is
incorporated by reference to Pre-Effective Amendment
No. 3.

(h)  (i)	Form of Purchase Agreement is incorporated by
reference to Pre-Effective Amendment No. 2.

(ii)	Form of Underwriting Agreement is incorporated
by reference to Pre-Effective Amendment No. 3.

(i)	Not Applicable.

(j)  (i)	Form of Custody Agreement is incorporated by
reference to Post-Effective Amendment No. 1.

(ii)	Form of Transfer Agency and Registrar Agreement
is incorporated by reference to Pre-Effective
Amendment No. 2.

(k)	Not Applicable.

(l)  (i)	Opinion and Consent of Willkie Farr & Gallagher
is incorporated by reference to Pre-Effective No. 3.

(ii)	Opinion and Consent of Venable, Baetjer & Howard
is incorporated by reference to Pre-Effective No. 3.

(m)	Not Applicable.

(n)	Consent of KPMG Peat Marwick LLP, independent auditors
for the Fund (filed herewith).

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Not Applicable

(r)	Not Applicable

Item 25. Marketing Arrangements

See Forms of Purchase Agreement and Underwriting Agreement filed as Exhibits (h)(i) and (ii).

Item 26. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration
Statement:


SEC registration fees				$0
Printing (other than stock certificates) and
related delivery expenses				$119,673
Engraving and printing stock certificates		$0
Fees and expenses of qualification under state
securities laws (including fees of counsel)		$0
Legal fees and expenses				$0
Accounting expenses				$0
Miscellaneous expenses				$0

Total						$119,673


Item 27. Persons Controlled by or Under Common Control

None

Item 28. Number of Holders of Securities

				Number of
				Record
				Stockholders
Title of Class			as of    September 5, 1997

Shares of Common Stock,
par value $0.001 per share	   410

Item 29. Indemnification

Under Article Seventh of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by the Maryland General Corporation Law ("MGCL") against liability and all expenses reasonably incurred by him in connection with any action, suite or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Director or officer of Registrant. This provision does not authorize indemnification when it is determined that the Director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant to is currently acting and its former Directors and officers, to the fullest extent that indemnification of directors is permitted by the MGCL, the 1933 Act and the 1940 Act, in advance of the final disposition of any action, suit or proceeding. The Board may be bylaw, resolution or agreement make further provision for indemnification of Directors, officers, employees and agents to the fullest extent permitted by the MGCL.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling person of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 30. Business and Other Connections of Investment Adviser


See "Management of the Portfolio" in the Prospectus.

Smith Barney Mutual Funds Management Inc., ("SBMFM") a New York corporation, is a registered investment adviser and is wholly owned by Smith Barney Holdings Inc., which in turn is wholly owned by The Travelers Group Inc. SBMFM is primarily engaged in the investment advisory business. Information as to executive officers and directors of SBMFM is included in its Form ADV filed with the Securities and Exchange Commission (SEC File No. 801-8314) and is incorporated herein by reference.


Item 31. Location of Accounts and Records


Smith Barney Mutual Funds Management Inc.
388 Greenwich Street
New York, New York 10013

First Data Investor Services Group, Inc.
One Exchange Place
Boston, Massachusetts 02109

PNC Bank, N.A.
17th & Chestnut Streets
Philadelphia, Pennsylvania 19103

Item 32. Management Services

Not Applicable.

Item33. Undertakings

1.	Registrant undertakes to suspend offering shares of Common
Stock covered by this Registration Statement until it amends the Prospectus contained in this Registration Statement if
(i) subsequent to the effective date of this Registration
Statement, its net asset value per share declines more than 10 percent from its net asset value per share as of the effective date of this Registration Statement or (ii) its net asset value increases to an amount greater than its net proceeds as stated in the Prospectus contained in this Registration Statement.

2.	Registrant undertakes to file a post-effective amendment
with certified financial statements showing the initial capital received before it accepts subscriptions from more than 25 persons if Registrant proposes to raise its initial capital under Section 14(a)(3) of the 1940 Act.

3.	Not Applicable

4.	Not Applicable

5.	Registrant undertakes that:

(a)	For purposes of determining any liability under the
1933 Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the 1933 Act and contained in the form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to part of this Registration
Statement as of the time it was declared effective.

(b)	For the purpose of determine any liability under the
1933 Act, each post-effective amendment that contains the form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bone fide offering thereof.

6.	Not Applicable.

SIGNATURES


	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, GREENWICH STREET MUNICIPAL FUND INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 12th day of September, 1997.

GREENWICH STREET MUNICIPAL FUND INC.

	By:
___________________________________
		Heath B. McLendon
		Chief Executive Officer


	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title			Date

/s/Heath B. McLendon
Heath B. McLendon	Chairman of the Board
			(Chief Executive Officer)	9/12/97

/s/Lewis E. Daidone
Lewis E. Daidone	Treasurer (Chief Financial
			 and Accounting Officer)	9/12/97

*/s/Allan J. Bloostein
Allan J. Bloostein	Director			9/12/97

*/s/Martin Brody
Martin Brody		Director			9/12/97

*/s/Dwight B. Crane
Dwight B. Crane		Director			9/12/97

*/s/Robert A. Frankel
Robert A. Frankel	Director			9/12/97

*/s/William R. Hutchinson
William R. Hutchinson	Director			9/12/97

* By: /s/ Christina T. Sydor
Christina T. Sydor
Pursuant to a Power of Attorney dated 9/27/96